Exhibit 99.3
Media Relations Contacts
Jos Vreeker — Corporate Communications — +31 40 268 3532 — Veldhoven, the Netherlands
Ryan Young — Communication US — +1 480 383 4733 — Tempe, Arizona, USA
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML FlexRay Illuminators Successfully Enter Market as Chip Makers Seek Design
Flexibility for Continued Shrink
Veldhoven, the Netherlands, February 22, 2010 — ASML Holding NV (ASML) today announces its new FlexRay programmable illumination system is finding strong acceptance by providing chip makers with virtually unlimited illumination source tuning. Faster, more flexible source tuning is essential for customers making full use of ASML’s powerful source and mask optimization (SMO) software aimed at continued chip feature shrink, initially in R&D and later proliferation in production.
As chip designs shrink, more and more source-mask tuning is required to maintain a workable process window, resulting in the need of many complex pupil shapes. ASML’s FlexRay freeform illuminator makes it easier and faster to create and implement those custom shapes in volume manufacturing. FlexRay offers a higher-level of control and tighter pupil specifications than previous solutions, enabling better tool-to-tool matching and improved critical dimension uniformity (CDU), or chip structure accuracy.
The first FlexRay unit was shipped to a Logic customer in December 2009 and is already in use for both development work and low volume production. ASML has received orders for multiple units from leading Logic, Memory and Foundry customers, and will begin shipping in volume this quarter on TWINSCAN XT:1950i and NXT:1950i immersion systems.
ASML’s Tachyon SMO software, from its subsidiary Brion, is used to develop new lithography processes and optimize existing processes at the design, photomask and imaging levels. Tachyon SMO co-optimizes and analyzes scanner source and mask design simultaneously, ensuring an optimized process window. FlexRay and Tachyon SMO are two key, complementary ingredients in ASML’s holistic lithography portfolio.
“Customers are looking to extend the use of immersion tools”, said Jan Smits, senior vice president, TWINSCAN product group at ASML. “FlexRay not only provides immediate benefit in terms of faster, more effective R&D, but also prepares fabs for the adoption of a more holistic approach for continued shrink.”
FlexRay performance data being shown this week at the SPIE Advanced Lithography conference in San Jose, CA demonstrates the stability, reliability and reproducibility required for use in volume production beginning in Q2 2010.
About lithography illuminators
The illuminator is a key part of any lithography optical system. It conditions the light from the source, and causes the light beam to take on a prescribed shape, known as the pupil shape, before it goes through the mask.
Different mask patterns require different pupil shapes making pupil shape a key factor in ensuring a robust process window for low-k1 production — where process tolerances are approaching the limit of manufacturability. As chip features shrink, more complex pupil shapes are required if existing immersion technology is used. FlexRay is essential to create multiple application specific shapes and enable ultimate pupil performance in volume manufacturing.
Current illuminator technology uses exchangeable glass inserts called diffractive optical elements (DOEs) to shape the light. For complex pupil shapes, these DOEs have to be custom designed and manufactured. By contrast, FlexRay uses a programmable array of thousands of individually adjustable micro-mirrors. It can create any pupil shape in a matter of minutes — eliminating the long cycle time associated with DOE design and fabrication and thus accelerating ramp to yield for low k1 designs.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com